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Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2014 FOURTH QUARTER AND YEAR END RESULTS

March 4, 2015, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three month period and year ended December 31, 2014.

HIGHLIGHTS

Highlights for the three month period ended December 31, 2014 are set out below:

  •
  Funds from operations ("FFO")(1) attributed to continuing operations increased 7.7% in comparison to the same quarter last year driven largely by lower interest costs and partially by foreign exchange gains.

  •
  Announced its third consecutive annual increase in distributions to unitholders.

  •
  On December 30, 2014, acquired three properties located in Indianapolis, Indiana for a total purchase price of $79.7 million (U.S. $68.8 million). The portfolio consists of two income-producing logistics-distribution properties with an aggregate square footage of 1.03 million square feet and 29 acres of adjacent development land. The two income-producing properties are leased for a 10 year term to Ingram Micro through to December 2024.

  •
  Sold three properties, including a small parcel of excess land, for total gross proceeds of $14.6 million.

  •
  Increased its liquidity position by entering into a new unsecured senior revolving credit facility in the amount of $250.0 million that matures in 2018. This facility replaced an unsecured credit facility in the amount of $175.0 million expiring in February 2015.

Set out below are additional highlights for the year ended December 31, 2014:

  •
  Comparable FFO(2) attributed to continuing operations increased 12.6% compared to 2013 as a result of Granite's acquisition activities, favourable exchange rates, a lower effective interest rate and foreign exchange gains.

  •
  Renewed, extended or entered into 16 leases, representing approximately 7.2 million square feet with annualized lease payments ("ALP")(3) of approximately $46.0 million.

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  Sold twelve properties and a small parcel of excess land for gross proceeds of $152.9 million, eight properties of which were Granite's entire Mexican portfolio.

  •
  Completed the development of a 0.63 million square foot state of the art logistics-distribution property in Louisville, Kentucky and commenced the development of a 0.75 million square foot new logistics property in the Pennsylvania Central Valley, the second largest logistics market in the United States.

  •
  Issued $250.0 million, 7 year unsecured debentures that, through a cross currency swap into euros, resulted in an effective interest rate of 2.68% and a more naturally hedged balance sheet.

  •
  With the proceeds of the $250.0 million debenture issue and a portion of the proceeds from property dispositions, redeemed a $265.0 million debenture maturing in December 2016 that had an interest rate of 6.05%, resulting in annualized interest savings of over $9.8 million.

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Granite's results for the three month periods and years ended December 31, 2014 and 2013 are summarized below (all figures are in Canadian dollars):

	Three months ended December 31,		Years ended December 31,
(in thousands, except per unit figures)	2014	2013	2014	2013
Revenues	$51,016	$51,238	$207,410	$189,900

Net income (loss) from continuing operations	21,356	(3,857)	63,660	143,444
Net income from discontinued operations	—	1,466	6,757	1,822

Net income (loss)	$21,356	$(2,391)	$70,417	$145,266

Funds from operations ("FFO")(1)	$36,246	$36,470	$125,253	$138,285

Comparable funds from operations(2)	$36,246	$36,470	$153,833	$142,505

Basic and diluted FFO per stapled unit(1)	$0.77	$0.78	$2.66	$2.95

Basic and diluted comparable FFO per stapled unit(2)	$0.77	$0.78	$3.27	$3.04

Fair value of investment properties(4)			$2,310,378	$2,351,897

Readers are cautioned that certain terms used in this press release such as FFO, comparable FFO, ALP and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
Comparable FFO for the year ended December 31, 2014 excludes $28.6 million of early redemption costs associated with the unsecured debentures originally issued in December 2004 and which were due on December 22, 2016 (the "2016 Debentures"). As the redemption of the remaining unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for current and prior periods. Comparable FFO for the year ended December 31, 2013 excludes $4.2 million of current income tax expense associated with withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post the REIT conversion. As the $4.2 million withholding tax payment is a result of a significant earnings repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount for current and prior periods. In the future, other large unusual items that are not expected to be of a recurring nature may also be considered when determining comparable FFO and will be explicitly described and quantified. For a reconciliation of FFO to comparable FFO, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders".

(3)
ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

(4)
At period end.

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GRANITE'S COMBINED FINANCIAL RESULTS

On June 26, 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has presented the income and expenses associated with the Mexican portfolio as discontinued operations on a retroactive basis to prior reporting periods. Discontinued operations are reported separately from income and expenses from continuing operations in the combined financial statements. Granite's results of operations for the three month period ended December 31, 2014 were not impacted by the discontinued operations.

Three month period ended December 31, 2014

For the three month period ended December 31, 2014, rental revenue from continuing operations decreased by $0.2 million to $51.0 million from $51.2 million in the fourth quarter of 2013, as the increase in revenue from the acquisition of eight properties in Europe during the fourth quarter of 2013, contractual rent adjustments and the effect of favourable foreign exchange rates was offset by revenue lost from vacancies and disposals of income-producing properties. For the fourth quarter of 2013, there was $3.4 million of revenue from discontinued operations.

Granite's net income from continuing operations in the fourth quarter of 2014 was $21.3 million, up from the $3.9 million of net loss from continuing operations reported for the fourth quarter of 2013. Net income from continuing operations increased primarily due to (i) a $12.1 million decrease in net fair value losses on investment properties, (ii) a $7.5 million decrease in acquisition transaction costs, (iii) a $2.2 million decrease in net interest expense, (iv) a $1.4 million increase in net foreign exchange gains, (v) a $2.1 million increase in net gain on the sale of investment properties and (vi) a $0.6 million increase in income tax recovery.

FFO for the fourth quarter of 2014 was $36.2 million and derived solely from continuing operations. FFO for the fourth quarter of 2013 was $36.5 million and comprises $33.6 million from continuing operations and $2.9 million from discontinued operations. Compared to 2013, general and administrative expenses for the fourth quarter of 2014 reflect a $1.1 million increase associated with the increased valuation of units outstanding under Granite's unit-based compensation plans due to the increase in the stapled unit market price, additional units awarded under those plans, severance and slightly higher staffing levels. Overall, the increase in FFO from continuing operations of $2.6 million to $36.2 million from $33.6 million in the prior year period was primarily due to a decrease in interest expense and other financing charges of $2.2 million and increased net foreign exchange gains of $1.4 million, partially offset by $0.5 million of higher current income tax expense.

Year ended December 31, 2014

For the year ended December 31, 2014, rental revenue from continuing operations increased by $17.5 million, from $189.9 million in the year ended December 31, 2013 to $207.4 million in the year ended December 31, 2014, primarily due to the acquisition of 12 properties in Europe and the United States during 2013 and the favourable effects of changes in foreign currency exchange rates, in particular, the euro that were partially offset with vacancies and disposals of income-producing properties as well as lease renewals which were negotiated at rental rates lower than the expiring lease rates in place. With the sale of the Mexican properties at the end of June 2014, rental income from discontinued operations for the year ended December 31, 2014 was $7.1 million and compares with $13.3 million for the previous year.

Granite's net income from continuing operations in the year ended December 31, 2014 was $63.7 million and compares with $143.4 million reported for the year ended December 31, 2013. Net income from continuing operations decreased primarily due to (i) a $45.9 million increase in deferred tax expense largely from the reversal of $41.9 million in Canadian deferred tax liabilities in the prior year as a result of converting to a REIT on January 3, 2013, (ii) a $35.4 million increase in net fair value losses on investment properties, (iii) the $28.6 million of early redemption costs associated with the 2016 Debentures, partially offset by (iv) a $17.5 million increase in rental revenue and tenant recoveries and (v) decreased acquisition transaction costs of $14.1 million.

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Granite's net income from discontinued operations for the year ended December 31, 2014 was $6.8 million compared to $1.9 million in the prior year. Net income from discontinued operations in the year ended December 31, 2014 includes a $5.1 million loss on disposal which was comprised of a $4.6 million closing adjustment and $0.5 million in selling costs related to the disposition that was more than offset by the reclassification of net foreign currency translation gains of $5.7 million previously accounted for in other comprehensive income. In the 2013 year, there was a full year's results from discontinued operations and approximately $9.0 million of fair value losses making year-over-year comparisons not meaningful.

Comparable FFO for the year ended December 31, 2014 was $153.8 million and comprises $147.9 million from continuing operations and $5.9 million from discontinued operations. Comparable FFO for the year ended December 31, 2013 was $142.5 million and comprises $131.4 million from continuing operations and $11.1 million from discontinued operations. The increase in comparable FFO of $11.3 million to $153.8 million from $142.5 million in the prior year was primarily due to continuing operations where increased rental revenue of $17.5 million and a $3.0 million increase in net foreign exchange gains were partially offset by an increase in interest expense and other financing charges of $3.4 million, a $1.0 million increase in general and administrative expenses and a $5.2 million decrease in FFO from the discontinued operations.

A more detailed discussion of Granite's combined financial results for the three month periods and years ended December 31, 2014 and 2013 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the audited combined financial statements for the year ended December 31, 2014 and the notes thereto, which are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME (LOSS) ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three months ended December 31,		Years ended December 31,
(in thousands, except per unit information)	2014	2013	2014	2013
Net income (loss) attributable to stapled unitholders	$21,454	$(2,599)	$70,213	$145,031
Add (deduct):
Fair value losses on investment properties	17,793	29,898	51,620	16,182
Fair value losses (gains) on financial instruments	38	(216)	(177)	(72)
Gain on Meadows holdback	—	—	—	(5,143)
Acquisition transaction costs	189	7,751	189	14,246
Loss (gain) on sale of investment properties	(1,678)	450	(1,416)	778
Current income tax expense associated with the sale of investment properties	439	—	1,538	—
Deferred income taxes	(1,832)	(341)	4,238	(41,856)
Non-controlling interests relating to the above	(157)	107	(104)	(105)
Discontinued operations relating to the above	—	1,420	(848)	9,224

FFO	36,246	36,470	125,253	138,285
Early redemption costs of unsecured debentures	—	—	28,580	—
Withholding tax payment	—	—	—	4,220

Comparable FFO	$36,246	$36,470	$153,833	$142,505

Basic and diluted FFO per stapled unit	$0.77	$0.78	$2.66	$2.95

Basic and diluted comparable FFO per stapled unit	$0.77	$0.78	$3.27	$3.04

Basic number of stapled units outstanding	47,014	46,942	47,001	46,925

Diluted number of stapled units outstanding	47,091	46,957	47,071	46,949

CONFERENCE CALL

Granite will hold a conference call on Thursday, March 5, 2015 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-747-0365. Overseas callers should use +1-416-981-9011. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21761372) and will be available until Monday, March 16, 2015.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

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FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2014, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2014, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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  Exhibit 99.1
GRANITE ANNOUNCES 2014 FOURTH QUARTER AND YEAR END RESULTS